UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE

SIX AND THREE-MONTH PERIOD ENDED JUNE 30, 2023

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM

FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	16
8 |	Revenue from sales and energy purchases	17
9 |	Expenses by nature	19
10 |	Other operating income (expense), net	20
11 |	Net finance costs	20
12 |	Basic and diluted loss per share	21
13 |	Property, plant and equipment	22
14 |	Right-of-use assets	24
15 |	Inventories	24
16 |	Other receivables	24
17 |	Trade receivables	25
18 |	Financial assets at fair value through profit or loss	25
19 |	Cash and cash equivalents	26
20 |	Share capital and additional paid-in capital	26
21 |	Allocation of profits	26
22 |	Trade payables	27
23 |	Other payables	27
24 |	Borrowings	28
25 |	Salaries and social security taxes payable	29
26 |	Income tax and deferred tax	29
27 |	Tax liabilities	30
28 |	Provisions	31
29 |	Related-party transactions	31
30 |	Shareholders’ Meeting	32
31 |	Events after the reporting period	32

CONDENSED INTERIM

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: April 10, 2023 (Note 30)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF JUNE 30, 2023

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,994,291 treasury shares as of June 30, 2023 and December 31, 2022.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred (Notes 20 and 31).

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the six and three-month period ended June 30, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Six months at		Three months at
	Note	06.30.23	06.30.22	06.30.23	06.30.22

Revenue	8	178,350	155,940	91,940	79,080
Energy purchases	8	(124,174)	(103,810)	(61,765)	(58,354)
Subtotal		54,176	52,130	30,175	20,726
Transmission and distribution expenses	9	(48,339)	(41,392)	(26,105)	(21,440)
Gross margin		5,837	10,738	4,070	(714)

Selling expenses	9	(22,792)	(17,285)	(13,262)	(8,349)
Administrative expenses	9	(14,324)	(14,963)	(7,074)	(8,887)
Other operating income	10	4,835	4,778	2,198	1,940
Other operating expense	10	(4,517)	(6,277)	(2,613)	(3,103)
Operating loss		(30,961)	(23,009)	(16,681)	(19,113)

Gain from interest in joint ventures		4	11	4	11

Financial income	11	43	71	42	50
Financial costs	11	(85,194)	(48,497)	(38,371)	(27,468)
Other financial costs	11	6,946	(6,774)	3,233	(2,891)
Net financial costs		(78,205)	(55,200)	(35,096)	(30,309)

Monetary gain (RECPAM)		106,459	66,352	56,343	36,565

(Loss) Profit before taxes		(2,703)	(11,846)	4,570	(12,846)

Income tax	26	(14,449)	(9,381)	(9,389)	(1,255)
Loss for the period		(17,152)	(21,227)	(4,819)	(14,101)

Comprehensive loss for the period attributable to:
Owners of the parent		(17,152)	(21,227)	(4,819)	(14,101)
Comprehensive loss for the period		(17,152)	(21,227)	(4,819)	(14,101)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	12	(19.60)	(24.26)	(5.51)	(16.12)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2023 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.23	12.31.22
ASSETS
Non-current assets
Property, plant and equipment	13	607,510	596,612
Interest in joint ventures		37	32
Right-of-use assets	14	757	1,065
Other receivables	16	3	4
Total non-current assets		608,307	597,713

Current assets
Inventories	15	14,044	9,701
Other receivables	16	33,040	28,177
Trade receivables	17	60,016	42,177
Financial assets at fair value through profit or loss	18	37,789	43,247
Cash and cash equivalents	19	4,319	2,456
Total current assets		149,208	125,758
TOTAL ASSETS		757,515	723,471

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of June 30, 2023 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.23	12.31.22
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	164,281	164,265
Treasury stock	20	31	31
Adjustment to treasury stock	20	3,512	3,528
Additional paid-in capital	20	2,282	2,261
Cost treasury stock		(13,522)	(13,522)
Legal reserve		11,429	11,429
Voluntary reserve		110,684	110,684
Other comprehensive loss		(1,225)	(1,225)
Accumulated losses		(106,122)	(88,970)
TOTAL EQUITY		172,225	189,356

LIABILITIES
Non-current liabilities
Trade payables	22	1,152	1,387
Other payables	23	25,242	26,350
Borrowings	24	29,311	21,904
Deferred revenue		3,654	5,542
Salaries and social security payable	25	1,356	1,162
Benefit plans		3,027	2,804
Deferred tax liability	26	181,580	167,121
Provisions	28	6,502	8,367
Total non-current liabilities		251,824	234,637
Current liabilities
Trade payables	22	307,211	270,935
Other payables	23	12,582	9,528
Borrowings	24	469	277
Deferred revenue		45	66
Salaries and social security payable	25	8,957	14,073
Benefit plans		234	353
Tax liabilities	27	2,035	1,985
Provisions	28	1,933	2,261
Total current liabilities		333,466	299,478
TOTAL LIABILITIES		585,290	534,115

TOTAL LIABILITIES AND EQUITY		757,515	723,471

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the six-month period ended June 30, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2021	875	164,250	31	3,543	2,248	(13,522)	11,429	110,684	-	(585)	(62,649)	216,304

Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	13	-	-	13
Payment of Other Reserve Constitution - Share-based compensation plan	-	15	-	(15)	13	-	-	-	(13)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(21,227)	(21,227)
Balance at June 30, 2022	875	164,265	31	3,528	2,261	(13,522)	11,429	110,684	-	(585)	(83,876)	195,090

Other comprehensive results	-	-	-	-	-	-	-	-	-	(640)	-	(640)
Loss for the six-month complementary period	-	-	-	-	-	-	-	-	-	-	(5,094)	(5,094)
Balance at December 31, 2022	875	164,265	31	3,528	2,261	(13,522)	11,429	110,684	-	(1,225)	(88,970)	189,356

Other Reserve Constitution - Share-bases compensation plan (Note 20)	-	-	-	-	-	-	-	-	21	-	-	21
Payment of Other Reserve Constitution - Share-based compensation plan (Note 20)	-	16	-	(16)	21	-	-	-	(21)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	-	-	-	-	(17,152)	(17,152)
Balance at June 30, 2023	875	164,281	31	3,512	2,282	(13,522)	11,429	110,684	-	(1,225)	(106,122)	172,225

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	06.30.23	06.30.22
Cash flows from operating activities
Loss for the period		(17,152)	(21,227)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	16,479	13,700
Depreciation of right-of-use assets	14	651	754
Loss on disposals of property, plants and equipments	13	332	275
Net accrued interest	11	84,897	48,344
Income from customer surcharges	10	(2,627)	(2,205)
Exchange difference	11	2,491	114
Income tax	26	14,449	9,381
Allowance for the impairment of trade and other receivables, net of recovery	9	2,777	2,334
Adjustment to present value of receivables	11	229	245
Provision for contingencies	28	1,841	4,023
Changes in fair value of financial assets	11	(13,115)	2,668
Accrual of benefit plans	9	2,030	1,225
Loss on debt restructuring	11	-	645
Income from non-reimbursable customer contributions	10	(27)	(55)
Other financial results	11	3,449	3,102
Gain from interest in joint ventures		(4)	(11)
Monetary gain (RECPAM)		(106,459)	(66,352)
Changes in operating assets and liabilities:
Increase in trade receivables		(36,552)	(12,884)
Increase in other receivables		(11,920)	(3,759)
Increase in inventories		(3,401)	(1,122)
Increase in deferred revenue		4	6
Increase in trade payables		71,448	53,612
Decrease in salaries and social security payable		203	428
Decrease in benefit plans		(865)	(510)
Increase (Decrease) in tax liabilities		711	(2,114)
Increase in other payables		4,886	2,177
Decrease in provisions	28	(298)	(672)
Payment of income tax payable		-	(207)
Net cash flows generated by operating activities		14,457	31,915

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the six-month period ended June 30, 2023

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	06.30.23	06.30.22
Cash flows from investing activities
Payment of property, plant and equipments		(26,066)	(16,680)
Sale (Purchase) net of Mutual funds and negotiable instruments		5,878	(9,375)
Net cash flows used in investing activities		(20,188)	(26,055)

Cash flows from financing activities
Proceeds from borrowings		8,352	-
Payment of borrowings		(229)	(5,577)
Payment of lease liability		(1,040)	(937)
Payment of interests from borrowings		(563)	(1,029)
Payment of Corporate Notes issuance expenses		(356)	(556)
Net cash flows generated by (used in) financing activities		6,164	(8,099)

Increase (decrease) in cash and cash equivalents		433	(2,239)

Cash and cash equivalents at the beginning of the year	19	2,456	9,310
Exchange differences in cash and cash equivalents		1,447	1,194
Result from exposure to inflation		(17)	19
Increase (decrease) in cash and cash equivalents		433	(2,239)
Cash and cash equivalents at the end of the period	19	4,319	8,284

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (BYMA) (the Argentine Stock Exchange) and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service; all this in addition to the inflationary context in which the Argentine economy has been since mid-2018.

In contrast to what happened in the last few years, in which the changes made to the values of the Company’s electricity rate schedules were insufficient to cover the economic and financial needs of the Distribution Company as most of them implied only the passing through of the seasonal prices without improving revenues from the CPD, the recent electricity rate adjustments implied the granting of increases in the CPD of 107.8% for the month of April and 73.7% for the month of June (Note 2.b to the Financial Statements as of December 31, 2022), which resulted in an improvement in the Company’s gross margin in pesos for the first half of the year. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Additionally, the country’s macroeconomic situation, in a context of growing inflation, with the annual rate surpassing 100%, with the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA, pursuant to which the BCRA’s prior authorization is required for certain transactions, and differential tax rates, which apply to the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt. Additionally, and with the recent agreement with the International Monetary Fund, not only has the scope of the PAIS tax been extended to include payment of imports of goods, in general, with the rate thereof amounting to 7.5%, but also the rate of the income tax or the wealth tax, as the case may be, on certain transactions subject to the PAIS tax has been increased from 35% to 45%.

9

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which were partially regularized, but as of June 30, 2023 accumulated a past due principal balance of $ 71,705, plus interest and charges for $142,488. In this regard, the maturities taking place in the months of March through June 2023 were paid in full.

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company has taken, and continues to analyze, different measures aimed at mitigating the negative effects of this situation on its financial structure, thereby minimizing the impact on the sources of employment, on the execution of the investment plan and on the carrying out of the necessary operation, maintenance and improvement-related works in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Company’s Board of Directors believes there is material uncertainty that may cast significant doubt upon edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, taking into consideration the signing of the Memorandum of Agreement in December 2022, the authorization by the ENRE of the increases in the VAD described above, and the approval of the RTI program for 2023 and the first quarter of 2024 (Note 2.a), these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service it provides.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022:

a)	Electricity rate situation

On April 25, 2023, by means of Resolution No. 363/2023, the ENRE resolved to commence as from June 1, 2023 the Tariff Structure Review (RTI) Process for electricity distribution companies under national jurisdiction, in compliance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and complemented. In this regard, by means of ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 is approved.

10

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Furthermore, on April 29, 2023, by means of SE Resolution No. 323/2023, the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, is approved. In line with that, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2023 are approved.

Additionally, on May 31, 2023, by means of ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on June 1, 2023 are approved.

Finally, on July 25, 2023, by means of SE Resolution No. 612/2023, the winter quarterly reprogramming for the MEM for the August 1, 2023-October 31, 2023 period is approved.

b)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

With regard to the Memorandum of Agreement entered into on December 29, 2022 by the Company, the Federal Government, the ENRE and CAMMESA (Note 2.c to the Financial Statements as of December 31, 2022), on July 27, 2023, the SE instructed CAMMESA to define the Payment plan in accordance with the methodologies set forth in SE Resolutions Nos. 56 and 555/2023. At the date of issuance of these condensed interim financial statements, the Company has agreed to the relevant payment plan, which is currently in the process of being implemented, by delivering post-dated checks to pay the first four installments with maturities from September 2023 through December 2023.

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due has as a condition precedent that the ENRE grant an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate; therefore, the event required in order for the substitution of the debt (novation) to take place has not completely occurred and the impact thereof is not recognized in the current period.

Furthermore, on July 28, 2023, the Company and CAMMESA entered into a new Agreement on the Regularization of Payment Obligations, pursuant to which the Company recognizes that it owes CAMMESA the sum of $ 26,388 (which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to $ 42,391), for the past due periods from September 2022 to February 2023.

The Company agrees to pay such debt through a new Payment plan in 96 installments, converting the debt into megawatts hour (MWh), with the value of each monthly installment being determined in pesos by taking the total MWh divided into 96 installments and multiplying each installment by the conversion price applicable in the relevant month according to the procedure set forth in SE Resolution No. 56/2023. The first installment will become due on August 25, 2023.

c)	Framework Agreement

By virtue of the Agreement described in Note 2.d to the Financial Statements as of December 31, 2022, in January 2021 the Company received a first disbursement for $ 1,500, which was specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Distribution Company used the funds only after the ENRE certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of June 30, 2023, negotiations are still underway between the Company and the Energy Secretariat concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

11

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

At the date of issuance of these condensed interim financial statements, the Company has used a total of $ 3,054, of which $ 1,554 is pending crediting, relating to the reports on progress of the works performed.

Furthermore, with regard to the “Agreement on Recognition of Electricity Consumption in Vulnerable Neighborhoods of the Province of Buenos Aires”, entered into by the parties in order to settle the amounts relating to the cost of the consumption of electricity recorded by the collective meters, January-December 2021 period, on March 21, 2023, the Federal Government’s portion was effectively settled in accordance with CAMMESA’s statement of accounts.

Note	3 | Basis of preparation

These condensed interim financial statements for the six-month period ended June 30, 2023 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on August 9, 2023.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2022 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the six and three-month period ended June 30, 2023 and its comparative period as of June 30, 2022 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2022 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and June 30, 2022, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at June 30, 2023, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

12

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at June 30, 2023, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2023 - June 30, 2023 period was 50.7%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2022.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of June 30, 2023 and have been adopted by the Company:

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how an entity can identify a material accounting policy.

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty.

- IAS 12 “Income tax”, amended in May 2021 and May 2023. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations. It also provides a temporary exception to certain disclosure requirements regarding deferred tax assets and liabilities.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

13

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of June 30, 2023 and December 31, 2022, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 06.30.23	Total 12.31.22

ASSETS
CURRENT ASSETS
Other receivables	USD	37.6	256.300	9,637	5,146
Financial assets at fair value through profit or loss	USD	50.2	256.300	12,866	21,786
Cash and cash equivalents	USD	1.5	256.300	384	53
TOTAL CURRENT ASSETS				22,887	26,985
TOTAL ASSETS				22,887	26,985

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	114.2	256.700	29,311	21,904
TOTAL NON-CURRENT LIABILITIES				29,311	21,904
CURRENT LIABILITIES
Trade payables	USD	12.1	256.700	3,106	4,725
	EUR	0.2	279.418	56	57
	CHF	0.3	287.188	86	-
Borrowings	USD	1.8	256.700	469	277
Other payables	USD	1.3	256.700	344	344
TOTAL CURRENT LIABILITIES				4,061	5,403
TOTAL LIABILITIES				33,372	27,307

(1)	The exchange rates used are the BNA exchange rates in effect as of June 30, 2023 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

14

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2023 and December 31, 2022:

LEVEL 1

At June 30, 2023
Assets
Other receivables:
Assigned assets and in custody	9,474
Financial assets at fair value through profit or loss:
Negotiable instruments	127
Mutual funds	37,662
Cash and cash equivalents:
Mutual funds	2,966
Total assets	50,229

LEVEL 1

At December 31, 2022
Assets
Other receivables:
Assigned assets and in custody	7,044
Financial assets at fair value through profit or loss:
Negotiable instruments	20,667
Mutual funds	22,580
Cash and cash equivalents
Mutual funds	1,149
Total assets	51,440

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of June 30, 2023 and December 31, 2022 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

15

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2022.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022, except for the following:

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

On March 30, 2023, the Federal Court of Appeals of San Martín revoked the lower court decision and admitted the grounds contained in the appeal filed by the AFIP (Federal Administration of Public Revenues). Therefore, the case was sent back to the Court of original jurisdiction for further investigation.

Furthermore, on July 3, 2023, the Company was notified by the AFIP of the conclusions of the tax audit underway for the periods from January 2019 through October 2021, in connection with the transactions performed with the suppliers in question, concerning the added value tax, undocumented outflows and income tax concepts for the 2019 and 2020 tax periods.

In this regard, on July 10, 2023, the Company replied to the calculation of the concepts mentioned in the preceding paragraph, rejecting the proposed adjustment, based on the grounds given and the documentary evidence provided during the course of the tax audit conducted by the AFIP.

Finally, on July 11, 2023, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on the transactions performed from November 2021 until June 2022.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded for this matter as of June 30, 2023.

16

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

17

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	06.30.23		06.30.22
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	7,133	105,515	6,542	85,261
Medium demand segment: Commercial and industrial (T2)	798	19,078	759	15,585
Large demand segment (T3)	1,881	45,343	1,848	46,445
Other: (Shantytowns/Wheeling system)	2,365	7,592	2,242	7,678
Subtotal - Sales of electricity	12,177	177,528	11,391	154,969

Other services
Right of use of poles		754		879
Connection and reconnection charges		68		92
Subtotal - Other services		822		971

Total - Revenue		178,350		155,940

	06.30.23		06.30.22
	GWh	$	GWh	$

Energy purchases (1)	14,280	(124,174)	13,541	(103,810)

(1)	As of June 30, 2023 and 2022, the cost of energy purchases includes technical and non-technical energy losses for 2,103 GWh and 2,150 GWh, respectively.

18

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 06.30.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	16,879	2,318	5,295	24,492
Pension plans	1,399	192	439	2,030
Communications expenses	494	633	3	1,130
Allowance for the impairment of trade and other receivables	-	2,777	-	2,777
Supplies consumption	3,214	-	286	3,500
Leases and insurance	-	1	647	648
Security service	903	79	241	1,223
Fees and remuneration for services	10,258	4,258	5,195	19,711
Public relations and marketing	-	1,378	-	1,378
Advertising and sponsorship	-	710	-	710
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	12,962	1,932	1,585	16,479
Depreciation of right-of-use asset	65	130	456	651
Directors and Supervisory Committee members’ fees	-	-	21	21
ENRE penalties	2,164	5,876	-	8,040
Taxes and charges	-	2,508	113	2,621
Other	1	-	42	43
At 06.30.23	48,339	22,792	14,324	85,455

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2023 for $ 3,446.1.

Expenses by nature at 06.30.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	16,315	2,486	4,701	23,502
Pension plans	850	130	245	1,225
Communications expenses	421	751	-	1,172
Allowance for the impairment of trade and other receivables	-	2,334	-	2,334
Supplies consumption	3,070	-	297	3,367
Leases and insurance	-	2	891	893
Security service	727	81	95	903
Fees and remuneration for services	6,773	4,252	6,716	17,741
Public relations and marketing	-	89	-	89
Advertising and sponsorship	-	46	-	46
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	10,776	1,606	1,318	13,700
Depreciation of right-of-use asset	75	151	528	754
Directors and Supervisory Committee members’ fees	-	-	21	21
ENRE penalties	2,384	2,899	-	5,283
Taxes and charges	-	2,458	114	2,572
Other	1	-	36	37
At 06.30.22	41,392	17,285	14,963	73,640

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of June 30, 2022 for $ 3,183.2.

19

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	10 |Other operating income (expense), net

	Note	06.30.23	06.30.22
Other operating income
Income from customer surcharges		2,627	2,205
Commissions on municipal taxes collection		561	533
Fines to suppliers		141	96
Services provided to third parties		682	273
Income from non-reimbursable customer contributions		27	55
Expense recovery		-	75
Construction plan Framework agreement	2.c	760	1,506
Other		37	35
Total other operating income		4,835	4,778

Other operating expense
Gratifications for services		(319)	(159)
Cost for services provided to third parties		(486)	(219)
Severance paid		(49)	(92)
Debit and Credit Tax		(1,527)	(1,402)
Provision for contingencies	28	(1,841)	(4,023)
Disposals of property, plant and equipment		(197)	(275)
Other		(98)	(107)
Total other operating expense		(4,517)	(6,277)

Note	11 | Net finance costs

	06.30.23	06.30.22
Financial income
Financial interest	43	71

Financial costs
Commercial interest	(73,552)	(39,543)
Interest and other	(11,381)	(8,866)
Fiscal interest	(7)	(6)
Bank fees and expenses	(254)	(82)
Total financial costs	(85,194)	(48,497)

Other financial results
Changes in fair value of financial assets	13,115	(2,668)
Loss on debt restructuring	-	(645)
Exchange differences	(2,491)	(114)
Adjustment to present value of receivables	(229)	(245)
Other financial costs (*)	(3,449)	(3,102)
Total other financial costs	6,946	(6,774)
Total net financial costs	(78,205)	(55,200)

(*) As of June 30, 2023 and 2022, $ 3,449 and $ 2,603, respectively, relate to EDELCOS S.A. technical assistance.

20

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	12 |Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of June 30, 2023 and 2022, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	06.30.23	06.30.22
Loss for the period attributable to the owners of the Company	(17,152)	(21,227)
Weighted average number of common shares outstanding	875	875
Basic and diluted loss per share – in pesos	(19.60)	(24.26)

21

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	13 |Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	16,731	156,603	388,921	171,120	44,384	135,352	1,814	914,925
Accumulated depreciation	(3,806)	(57,046)	(160,799)	(72,650)	(24,012)	-	-	(318,313)
Net amount	12,925	99,557	228,122	98,470	20,372	135,352	1,814	596,612

Additions	88	1	254	1,741	1,485	24,140	-	27,709
Disposals	(16)	-	(195)	(121)	-	-	-	(332)
Transfers	1,577	587	8,455	3,825	2,529	(17,138)	165	-
Depreciation for the period	(290)	(3,085)	(7,246)	(3,740)	(2,118)	-	-	(16,479)
Net amount 06.30.23	14,284	97,060	229,390	100,175	22,268	142,354	1,979	607,510

At 06.30.23
Cost	18,375	157,191	397,045	176,515	48,399	142,354	1,979	941,858
Accumulated depreciation	(4,091)	(60,131)	(167,655)	(76,340)	(26,131)	-	-	(334,348)
Net amount	14,284	97,060	229,390	100,175	22,268	142,354	1,979	607,510

•	During the period ended June 30, 2023, the Company capitalized as direct own costs $ 3,446.1.

22

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	16,665	149,630	372,600	161,910	35,020	128,026	1,415	865,266
Accumulated depreciation	(3,548)	(51,720)	(149,133)	(66,570)	(20,827)	-	-	(291,798)
Net amount	13,117	97,910	223,467	95,340	14,193	128,026	1,415	573,468

Additions	63	5	120	605	739	17,105	-	18,637
Disposals	-	-	(187)	(88)	-	-	-	(275)
Transfers	37	1,182	9,938	3,036	2,233	(16,829)	403	-
Depreciation for the period	(174)	(2,562)	(6,294)	(3,150)	(1,520)	-	-	(13,700)
Net amount 06.30.22	13,043	96,535	227,044	95,743	15,645	128,302	1,818	578,130

At 06.30.22
Cost	16,766	150,817	382,031	165,413	37,992	128,302	1,818	883,139
Accumulated depreciation	(3,723)	(54,282)	(154,987)	(69,670)	(22,347)	-	-	(305,009)
Net amount	13,043	96,535	227,044	95,743	15,645	128,302	1,818	578,130

•	During the period ended June 30, 2022, the Company capitalized as direct own costs $ 3,183.2.

23

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	14 |Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	06.30.23	12.31.22
Right-of-use assets by leases	757	1,065

The development of right-of-use assets is as follows:

	06.30.23	06.30.22
Balance at beginning of year	1,065	1,249
Additions	343	1,350
Depreciation for the period	(651)	(754)
Balance at end of the period	757	1,845

Note	15 | Inventories

	06.30.23	12.31.22

Supplies and spare-parts	14,044	9,700
Advance to suppliers	-	1
Total inventories	14,044	9,701

Note	16 | Other receivables

	Note	06.30.23	12.31.22
Non-current:
Related parties	29.c	3	4

Current:
Framework agreement (1)	2.c	1,554	4,173
Assigned assets and in custody (2)		9,474	7,044
Judicial deposits		280	314
Security deposits		120	149
Prepaid expenses		358	573
Advances to personnel			2
Financial credit		4	21
Advances to suppliers		333	465
Tax credits		20,768	14,810
Debtors for complementary activities		191	612
Other		6	80
Allowance for the impairment of other receivables		(48)	(66)
Total current		33,040	28,177

(1)	As of June 30, 2023 and December 31, 2022, $ 1,554 and $ 2,286 relate to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network, and $ 1,887 relates to the Framework Agreement signed in December 2022 related to the Recognition of consumption in vulnerable neighborhoods, respectively.
(2)	As of June 30, 2023 and December 31, 2022, relate to Securities issued by private companies for NV 18,545,195 and NV 11,771,500, respectively, assigned to Global Valores S.A. As of December 31, 2022, included cash deriving from the collection of securities for USD 2,924,022. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

24

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	06.30.23	06.30.22
Balance at beginning of year	66	86
Increase	7	19
Result from exposure to inlfation	(25)	(24)
Recovery	-	(19)
Balance at end of the period	48	62

Note	17 | Trade receivables

	06.30.23	12.31.22

Sales of electricity – Billed	28,047	24,127
Receivables in litigation	83	432
Allowance for the impairment of trade receivables	(6,445)	(6,983)
Subtotal	21,685	17,576

Sales of electricity – Unbilled	36,371	23,104
PBA & CABA government credit	1,958	1,494
Fee payable for the expansion of the transportation and others	2	3
Total Trade receivables	60,016	42,177

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	06.30.23	06.30.22
Balance at beginning of the year	6,983	17,630
Increase	2,770	2,334
Decrease	(851)	(116)
Result from exposure to inlfation	(2,457)	(4,883)
Balance at end of the period	6,445	14,965

Note	18 | Financial assets at fair value through profit or loss

	06.30.23	12.31.22

Negotiable instruments	127	20,667
Mutual funds	37,662	22,580
Total Financial assets at fair value through profit or loss	37,789	43,247

25

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	19 |Cash and cash equivalents

	06.30.23	12.31.22	06.30.22
Cash and banks	1,353	1,307	3,904
Time deposits	-	-	652
Mutual funds	2,966	1,149	3,728
Total cash and cash equivalents	4,319	2,456	8,284

Note	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2021	168,699	2,248	170,947
Payment of Other reserve constitution - Share-bases compensation plan	-	13	13
Balance at June 30 and December 31, 2022	168,699	2,261	170,960

Payment of Other reserve constitution - Share-bases compensation plan	-	21	21
Balance at June 30, 2023	168,699	2,282	170,981

On April 14, 2023, 142,040 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company.

Furthermore, on April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which was authorized by the CNV.

As of June 30, 2023, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

26

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	22 |Trade payables

		06.30.23	12.31.22
Non-current
Customer guarantees		816	910
Customer contributions		336	477
Total non-current		1,152	1,387

Current
Payables for purchase of electricity - CAMMESA (1)		248,398	214,998
Provision for unbilled electricity purchases - CAMMESA		37,845	35,239
Suppliers		19,164	19,461
Related parties	29.c	995	309
Advance to customer		773	875
Customer contributions		35	51
Discounts to customers		1	2
Total current		307,211	270,935

(1) As of June 30, 2023, includes $ 18,836 ($ 14,961 for principal plus $ 3,865 of interest) relating to post-dated checks issued by the Company in favor of CAMMESA.

The fair values of non-current customer contributions as of June 30, 2023 and December 31, 2022 amount to $ 41.8 and $ 58.6, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	23 | Other payables

	Note	06.30.23	12.31.22
Non-current
ENRE penalties and discounts (1)		25,106	26,291
Financial Lease Liability (2)		136	59
Total Non-current		25,242	26,350

Current
ENRE penalties and discounts		11,798	8,413
Related parties	29.c	373	401
Advances for works to be performed		13	20
Financial Lease Liability (2)		396	691
Other		2	3
Total Current		12,582	9,528

(1) As of June 30, 2023 and December 31, 2022, $ 24,780 and $ 25,896 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The value of the Company’s other financial payables approximates their fair value.

27

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

(2) The development of the finance lease liability is as follows:

	06.30.23	06.30.22
Balance at beginning of year	750	1,018
Increase	262	1,227
Payments	(1,040)	(937)
Exchange difference	618	233
Interest	195	220
Result from exposure to inflation	(253)	(271)
Balance at end of the period	532	1,490

Note	24 | Borrowings

Non-current
Corporate notes (1)	29,311	21,904

Current
Interest from corporate notes	350	277
Financial borrowings (2)	119	-
Total Borrowings	469	277

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for USD 449,896. Annual interest rate: 14%.

The fair values of the Company’s Corporate Notes as of June 30, 2023 and December 31, 2022 amount approximately to $ 28,986.1 and $ 21,139.8 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to USD 30,945,000.

Furthermore, an amount of $ 356 was disbursed as issuance expenses of Class No. 2 Additional Corporate Notes.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of Class No. 2 Corporate Notes due 2024 and Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of June 30, 2023, the values of the above-mentioned ratios do not meet the established parameters.

Additionally, on March 22, 2023, the Company convened Meetings of the Holders of Corporate Notes to deal with a consent solicitation so that the Company can provide guarantees in favor of CAMMESA and thereby comply with the Memorandum of Agreement on the Regularization of Payment Obligations dated December 29, 2022 (Note 2.b).

In this regard, on April 25, 2023, the waiver of Section 9.1 of the Indenture pursuant to which the Company’s Class No 1 Corporate Notes due October 2025 had been issued was approved. However, the Extraordinary Meeting of the Holders of Class No. 2 Corporate Notes was not constituted as the quorum required to call the meeting to order on first call was not present.

28

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The Company believes that the 2022 Memorandum of Agreement lowers the risk in terms of reducing a significant account payable and, hence, solicited consents to approve the waiver because the 2022 Memorandum of Agreement requires a pledge of certain accounts receivable of the Company in order to secure at any time the payment of up to three installments of the agreed-upon Payment plan (Note 2.b).

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes -all that in the framework of the restructuring of the Company’s financial debt according to Note 39 to the Financial Statements as of December 31, 2022-, is comprised of as follows:

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par notes - Due 2022	9	98,057,000	(52,695,600)	-	(45,361,400)	-	30,120	-
Fixed rate par notes - Due 2024	2	-	-	30,000,000	-	30,000,000	-	7,747
Fixed rate par notes - Due 2025	1	-	55,244,538	-	-	55,244,538	-	14,434
Total		98,057,000	2,548,938	30,000,000	(45,361,400)	85,244,538	30,120	22,181

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment / Repurchase	Debt structure at 06/30/2023	Debt structure at 12/31/2022	Debt structure at 06/30/2023
Fixed rate par notes - Due 2024	2	30,000,000	-	30,945,000	-	60,945,000	7,747	15,516
Fixed rate par notes - Due 2025	1	55,244,538	-	-	-	55,244,538	14,434	14,145
Total		85,244,538	-	30,945,000	-	116,189,538	22,181	29,661

Note	25 | Salaries and social security taxes payable

	06.30.23	12.31.22
Non-current
Seniority-based bonus	1,356	1,162

Current
Salaries payable and provisions	7,410	12,445
Social security payable	1,480	1,585
Early retirements payable	67	43
Total current	8,957	14,073

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	26 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	06.30.23	06.30.22
Deferred tax	(14,022)	(9,775)
Difference between provision and tax return	(427)	394
Income tax expense	(14,449)	(9,381)

Deferred tax - Share-based compensation plan	(10)	(7)
Total income tax	(14,459)	(9,388)

29

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	06.30.23	12.31.22
Deferred tax assets
Tax loss carry forward	30,544	24,924
Trade receivables and other receivables	2,412	2,165
Trade payables and other payables	4,092	2,575
Salaries and social security payable and Benefit plans	1,575	1,483
Tax liabilities	198	65
Provisions	2,987	3,414
Deferred tax asset	41,808	34,626

Deferred tax liabilities
Property, plant and equipments	(186,086)	(172,864)
Financial assets at fair value through profit or loss	(4,837)	(2,645)
Borrowings	(180)	(299)
Adjustment effect on tax inflation	(32,285)	(25,939)
Deferred tax liability	(223,388)	(201,747)

Net deferred tax liability	(181,580)	(167,121)

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting loss before taxes, is as follows:

	06.30.23	06.30.22
Loss for the period before taxes	(2,703)	(11,846)
Applicable tax rate	35%	35%
Result for the period at the tax rate	946	4,146
Restatement of equity and Gain on exposure to inflation of deferred tax	14,244	4,961
Adjustment effect on tax inflation	(28,902)	(18,760)
Non-taxable income	(320)	(129)
Difference between provision and tax return	(427)	394
Total income tax	(14,459)	(9,388)

Note	27 | Tax liabilities

	06.30.23	12.31.22
Non-current

Provincial, municipal and federal contributions and taxes	450	534
Tax withholdings	927	855
SUSS withholdings	74	88
Municipal taxes	584	508
Total Tax liabilities	2,035	1,985

30

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

Note	28 |Provisions

Included in non-current liabilities
	Contingencies
	06.30.23	06.30.22
Balance at beginning of year	8,367	11,685
Increases	1,073	2,967
Result from exposure to inflation for the period	(2,938)	(3,486)
Balance at end of the period	6,502	11,166

Included in current liabilities
	Contingencies
	06.30.23	06.30.22
Balance at beginning of year	2,261	1,576
Increases	768	1,056
Decreases	(298)	(672)
Result from exposure to inflation for the period	(798)	(469)
Balance at end of the period	1,933	1,491

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	06.30.23	06.30.22

EDELCOS S.A.	Technical advisory services on financial matters	(3,449)	(2,603)
SACME	Operation and oversight of the electric power transmission system	(236)	(228)
Andina PLC	Interest	(29)	-
Estudio Cuneo Libarona Abogados	Legal fees	(2)	(4)
		(3,716)	(2,835)

b.	Key Management personnel’s remuneration

	06.30.23	06.30.22

Salaries	1,793	1,210

31

CONDENSED INTERIM FINANCIAL STATEMENTS NOTES

 The balances with related parties are as follow:

c.	Receivables and payables

	06.30.23	12.31.22
Other receivables - Non current
SACME	3	4

Trade payables
EDELCOS S.A.	(995)	(309)

Other payables
Andina PLC	(344)	(344)
SACME	(29)	(57)
	(373)	(401)

Note	30 | Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2022.
-	To allocate the $ 17,468 loss for the year ended December 31, 2022 (which at the purchasing power of the currency at June 30, 2023 amounts to $ 26,231) to the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint the authorities and the external auditors for the current fiscal year.
-	To consider the conversion of 355,945 Class C shares into Class B shares in the framework of the termination of the Employee Stock Ownership Program (Note 20).

Furthermore, the amendment to Sections Nos. 4, 13, 23 and 33 of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022 and by the ENRE by means of Resolution No. 243/2023 dated February 28, 2023, was registered with the IGJ on April 10, 2023.

Note	31 | Events after the reporting period

The following are the events that occurred subsequent to June 30, 2023:

-	Electricity rate situation – Winter seasonal reprogramming, Note 2.a.
-	SE’s instruction to CAMMESA concerning the implementation of the Payment plan of the Memorandum of Agreement, Note 2.b.
-	Signing of a new Agreement on the Regularization of Payment Obligations and Payment Plan, September 2022-February 2023 period, Note 2.b.

NEIL BLEASDALE
Chairman

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2023